	STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	NEWPORT BEACH 949.725.4000 SACRAMENTO 916.449.2350	SAN FRANCISCO 415.283.2240 SANTA BARBARA 805.730.6800

ROBERT E. RICH (949) 725-4156 RRICH@SYCR.COM		SAN DIEGO 858.926.3000	SANTA MONICA 424.214.7000

November 2, 2012

Via EDGAR

Mellissa Campbell Duru

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Ceradyne, Inc.
Schedule 14D-9
Filed October 15, 2012
File No. 5-37271

Ladies and Gentlemen:

We are writing on behalf of our client, Ceradyne, Inc., a Delaware corporation (the “Company”) in response to a letter of comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Company, dated October 25, 2012 (the “Staff Letter”) setting out comments with respect to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2012 (the “Schedule 14D-9”).

The paragraphs below numbered 1 through 5 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Schedule 14D-9

Item 4.  The Solicitation or Recommendation, page 10

(b) Background, page 10

1.                                       The company provided 3M with supplemental material on July 5, 2012 subsequent to the provision of the June 28, 2012 projections.  If the information is material to an understanding of the projections referenced in the filing, please revise to disclose such supplemental information.

The financial projections provided to 3M on June 28, 2012 included estimated total annual net sales for 2012 and each year through 2016.  They did not include revenues by product line or market application.  The supplemental information provided to 3M on July 5, 2012, included total net sales by product line and market application for certain of the projected total net sales figures provided to 3M as part of the June 28, 2012 projections.  This information did not change the estimated total annual net sales provided to 3M on June 28, 2012.

We do not believe that this additional detailed information is material to an investor’s understanding of the projections referenced in the Schedule 14D-9 or to an investor’s decision of whether to tender his shares.

2.                                       If material, please supplement your disclosure to describe in greater detail the principal unresolved issues that were discussed between the parties’ counsel on September 27, 2012.

The principal unresolved issues that were discussed between the parties’ counsel on September 27, 2012 included:

(a)          Whether 3M would recognize Ceradyne employees’ accrued but unused vacation and sick leave;

(b)         Whether 3M would provide some level of assurance that it would continue the employment of Ceradyne employees following the merger; and

(c)          Whether the termination fee would be 3M’s exclusive remedy if the Merger Agreement were terminated either because (i) Ceradyne accepted a Superior Proposal, or (ii) Ceradyne’s Board of Directors changed its recommendation.

Ultimately, 3M agreed with items (a) and (c) but not with (b).  The fact that 3M declined to provide assurances about employment is disclosed at page 18 of the Schedule 14D-9 in the paragraph that begins “On September 28, 2012, Messrs. Copman and Will had a telephone conversation….”  The fact that the termination fee is 3M’s sole remedy in these circumstances is disclosed in the Schedule 14D-9 by incorporating the description of the Merger Agreement from 3M’s Offer to Purchase (see p. 39 of the Offer to Purchase).

We do not believe that this additional information is material to an investor’s decision of whether to tender his shares.

3.                                       Please supplement your disclosure to describe in greater detail any material items presented by the financial advisor to the Board on September 27, including Citi’s “market perspectives and financial analysis.”

At the Ceradyne Board of Directors meeting held on September 27, 2012, representatives of Citi presented and reviewed a draft copy of their financial analysis that was presented in final form at the Board of Directors meeting held on September 29, 2012.  There were no material differences between the draft copy reviewed on September 27 and the final copy presented on September 29.  Accordingly, we do not believe that any additional disclosure regarding Citi’s presentation on September 27 is required.

Reasons for Recommendation, page 19

4.                                       Please supplement your disclosure to clarify the basis for the Board’s and their advisors’ belief that it was preferable to negotiate on a confidential basis with 3M versus conducting an auction.

We note the following disclosure at page 20 of the Schedule 14D-9 in the second paragraph under the heading “Available Alternatives”:

Our Board of Directors also considered its belief that it was preferable to negotiate on a confidential and exclusive basis with 3M rather than to conduct an “auction” or sale process (or other form of pre-signing “market check”). In particular, our Board of Directors believed, after consultation with Ceradyne’s legal counsel and financial advisor, that undertaking such a process was unlikely to lead to a higher purchase price and could result in 3M withdrawing its offer to purchase Ceradyne.  Our Board of Directors also took into account the fact that the negotiations with respect to the merger agreement resulted in provisions that our Board of Directors believed would not likely deter competing bids, including, as described in further detail below, the size of the termination fee, the required length of the tender offer period and the ability of Ceradyne to terminate the merger agreement in connection with a superior proposal.  Our Board of Directors also believed that, as of the date of September 29, 2012, the Offer Price represented the highest per-Share consideration reasonably obtainable.

Further, we note the following disclosures in the Schedule 14D-9:

A representative of Citi stated, based on his knowledge of certain past 3M acquisition activity, that there were examples of 3M participating in auctions and there were also examples of 3M walking away from a potential transaction instead of participating in an auction process. (See page 11 in the paragraph that begins “On June 5, 2012….”)

[Mr. Moskowitz] stated his belief that 3M could pay the highest price to Ceradyne’s stockholders because of the potential synergies, 3M’s focus on research and its ability to pay. (See page 12 in the paragraph that begins “At a telephonic special meeting of our Board of Directors held on June 15, 2012….”)

Our Board of Directors considered the business reputation of 3M and its management and the substantial financial resources of 3M and, by extension, Purchaser, which our Board of Directors believed supported the conclusion that a transaction with 3M and Purchaser could be completed relatively quickly and in an orderly manner.  (See the paragraph under the heading “Cash Consideration; Certainty of Value” at page 21.)

Ceradyne’s Board believed that 3M, as a strategic buyer with substantial potential synergies, its strong focus on research and significant financial resources, would be both willing and able to pay the highest price for Ceradyne reasonably obtainable.  Moreover, Ceradyne’s Board was concerned that if it conducted an auction or other form of pre-signing market check it would risk losing 3M as a potential bidder.  We believe that the disclosures quoted above adequately describe the basis for the Board’s belief that it was preferable to negotiate on a confidential basis with 3M versus conducting an auction.  Accordingly, we do not believe that any additional disclosure regarding this issue is required.

5.                                       We note the Board’s belief that as of September 29, 2012, the offer price represented the highest per-share consideration reasonably obtainable.  Further clarify the basis for the

Board’s belief.  For example, was this belief premised solely on the advisory opinion received from Citi?

3M made its initial proposal of $32 per share on July 30, 2012.  3M increased its proposed price to $34 per share on August 24, 2012 and again to $35 per share on August 28, 2012, which 3M stated was its “best and final” offer.  3M twice rejected Ceradyne’s counter offer of $36 per share (see pages 15 and 16 of Schedule 14D-9).  On September 5, 2012, Ceradyne provided revised financial projections to 3M which were lower than the previous projections 3M had at the time it made its final proposal of $35 per share on August 28.  As described in the disclosures quoted in our response to Staff comment number 4, the Board believed that “3M could pay the highest price to Ceradyne’s stockholders because of the potential synergies, 3M’s focus on research and its ability to pay.”  The Board also believed that $35 per share was, in fact, 3M’s “best and final” offer.  Further, the Board considered the fact that Ceradyne had lowered its financial projections on September 5, after 3M had made its final proposal of $35 per share.

For these reasons, the Board believed that the offer price represented the highest per-share consideration reasonably obtainable.  Accordingly, we do not believe that any additional disclosure regarding this issue is required.

In addition, the Company hereby acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning the subject matter of this letter to the undersigned at (949) 725-4156.  Thank you in advance for your courtesy and assistance.

Sincerely,

/s/ Robert E. Rich

Robert E. Rich
of Stradling Yocca Carlson & Rauth

cc:            Jerrold J. Pellizzon, Chief Financial Officer of Ceradyne, Inc.